March 11, 2026

Siyu Yang
Chief Executive Officer
Baiya International Group Inc.
Room 18022, Floor 18
112 West 34th Street
New York, NY 10120

       Re: Baiya International Group Inc.
           Draft Registration Statement on Form F-1
           Submitted March 6, 2026
           CIK No. 0001944712
Dear Siyu Yang:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Pang Zhang-Whitaker